                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       ---------------------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1996

                       ---------------------------------

A.       Full Title of the Plan and the address of the Plan:

                           GENERAL CABLE CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                               4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           GENERAL CABLE CORPORATION

                               4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                              REQUIRED INFORMATION


         The following financial statements for the General Cable Corporation Retirement and Savings Plan are attached hereto as Annex I:

         INDEPENDENT AUDITORS' REPORT

         FINANCIAL STATEMENTS:

                  Statement of Net Assets Available for Benefits,
                  December 31, 1996

                  Statement of Net Assets Available for Benefits,
                  December 31, 1995

                  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

                  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

                  Notes to Financial Statements

         SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Item 27a of Form 5500), December 31, 1996

         SUPPLEMENTAL SCHEDULES OMITTED

         Certain of the Plan's assets are invested in the General Cable Corporation Master Defined Contribution Trust. Therefore, schedules of investments held at December 31, 1996 and of reportable transactions of the Master Trust for the year ended December 31, 1996 have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

         Also attached hereto as Exhibit 23 is the consent of Deloitte & Touche, LLP, independent auditors.

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              GENERAL CABLE CORPORATION
                              RETIREMENT AND SAVINGS PLAN


Date: July 23, 1997           By: /s/ Robert J. Siverd
                                  ----------------------------------------------

                              Name: Robert J. Siverd
                                    --------------------------------------------

                              Title: Member, Retirement Plans Finnance Committee
                                     -------------------------------------------

                                                                   ANNEX I


GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                 Page
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1996                                               2

   Statement of Net Assets Available for Benefits, December 31, 1995                                               3

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 1996                                                                                  4

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 1995                                                                                  5

   Notes to Financial Statements                                                                                   6

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Item 27a of
  Form 5500), December 31, 1996                                                                                   12

SUPPLEMENTAL SCHEDULES OMITTED.

Certain of the Plan's assets are invested in the General Cable Corporation Master Defined Contribution Trust. Therefore, schedules of investments held at December 31, 1996 and of reportable transactions of the Master Trust for the year ended December 31, 1996 have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

DELOITTE &
  TOUCHE LLP
--------------------------------------------------------------------------------
                        250 East Fifth Street           Telephone:(513) 784-7100
                        P.O. Box 5340
                        Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
  General Cable Corporation Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Retirement and Savings Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 27, 1997

---------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
---------------

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1996
-------------------------------------------------------------------------------

                                                          SUPPLEMENTAL INFORMATION BY FUND
                                        ------------------------------------------------------------------

                                          AMERICAN           NB SHORT-
                                         FINANCIAL          INTERMEDIATE       NB CAPITAL        NB EQUITY
                                        GROUP STOCK          GOVERNMENT          GROWTH            INCOME
                                            FUND                FUND              FUND              FUND
ASSETS:
  Investment in General Cable:
    Corporation Master Defined
    Contribution Trust (Notes 1,2,4)      $1,837,805         $6,083,563        $9,141,259        $9,165,942
  Contributions receivable (Note 3)                              15,705            23,765            20,901
                                          ----------         ----------        ----------        ----------
          Total assets                     1,837,805          6,099,268         9,165,024         9,186,843

LIABILITIES - Contributions payable to
  employees (Note 7)                                             18,006            25,208            22,807
                                          ----------         ----------        ----------        ----------


NET ASSETS AVAILABLE FOR BENEFITS         $1,837,805         $6,081,262        $9,139,816        $9,164,036
                                          ==========         ==========        ==========        ==========


                                                         SUPPLEMENTAL INFORMATION BY FUND
                                           ----------------------------------------------------------------
                                                            NB STRATEGIC
                                           NB EQUITY           FIXED               NB
                                             INDEX             INCOME           TREASURY             LOAN
                                             FUND               FUND              FUND               FUND            TOTAL
ASSETS:
  Investment in General Cable:
    Corporation Master Defined
    Contribution Trust (Notes 1,2,4)      $11,990,771        $5,068,239        $7,938,570        $2,352,453      $53,578,602
  Contributions receivable (Note 3)            26,315            12,682            13,295                            112,663
                                          -----------        ----------        ----------        ----------      -----------
          Total assets                     12,017,086         5,080,921         7,951,865         2,352,453       53,691,265

LIABILITIES - Contributions payable to
  employees (Note 7)                           26,408            16,805            10,803                            120,037
                                          -----------        ----------        ----------        ----------      -----------


NET ASSETS AVAILABLE FOR BENEFITS         $11,990,678        $5,064,116        $7,941,062        $2,352,453      $53,571,228
                                          ===========        ==========        ==========        ==========      ===========

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                                        ----------------------------------------------------------------

                                                          AMERICAN         NB SHORT-
                                                         FINANCIAL        INTERMEDIATE       NB CAPITAL       NB EQUITY
                                                        GROUP STOCK        GOVERNMENT          GROWTH           INCOME
                                                            FUND              FUND              FUND             FUND
ASSETS:
  Investment in General Cable Corporation Master
    Defined Contribution Trust (Notes 1,2,4)             $1,784,101        $5,922,438        $7,612,433       $7,197,027
  Investment in insurance company
    general account (unallocated contracts)
    (Notes 1,2,5)
  Cash
  Contributions receivable (Note 3)                                                              17,062           14,799
  Receivable from General Cable Corporation Group
    Retirement and Savings Plan                                                13,244
                                                         ----------        ----------        ----------       ----------
        Total assets                                      1,784,101         5,935,682         7,629,495        7,211,826

LIABILITIES - Payable to General
  Cable Corporation
                                                         ----------        ----------        ----------       ----------


NET ASSETS AVAILABLE FOR BENEFITS                        $1,784,101        $5,935,682        $7,629,495       $7,211,826
                                                         ==========        ==========        ==========       ==========


                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                                    ---------------------------------------------------------------

                                                                 NB STRATEGIC
                                                     NB EQUITY      FIXED          NB
                                                       INDEX        INCOME      TREASURY     TRAVELERS       LOAN
                                                        FUND         FUND         FUND        CONTRACT       FUND         TOTAL
ASSETS:
  Investment in General Cable Corporation Master
    Defined Contribution Trust (Notes 1,2,4)        $9,512,032   $5,543,329    $8,105,305                $2,293,424   $47,970,089
  Investment in insurance company
    general account (unallocated contracts)
    (Notes 1,2,5)                                                                           $1,476,418                  1,476,418
  Cash                                                                                          41,039                     41,039
  Contributions receivable (Note 3)                     17,646       11,129        12,644                                  73,280
  Receivable from General Cable Corporation Group
    Retirement and Savings Plan                                                                                            13,244
                                                    ----------   ----------    ----------   ----------   ----------   -----------
        Total assets                                 9,529,678    5,554,458     8,117,949    1,517,457    2,293,424    49,574,070

LIABILITIES - Payable to General
  Cable Corporation                                                                            246,086                    246,086
                                                    ----------   ----------    ----------   ----------   ----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                   $9,529,678   $5,554,458    $8,117,949   $1,271,371   $2,293,424   $49,327,984
                                                    ==========   ==========    ==========   ==========   ==========   ===========

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                    -------------------------------------------------------------------

                                                       AMERICAN     NB SHORT-
                                                      FINANCIAL   INTERMEDIATE   NB CAPITAL   NB EQUITY    NB EQUITY
                                                     GROUP STOCK   GOVERNMENT      GROWTH       INCOME       INDEX
                                                         FUND         FUND          FUND         FUND         FUND
INCREASES:
  Contributions (Note 3):
    Employee                                                         $  387,950   $  527,190   $  478,113   $   563,396
    Employer                                                            291,200      414,153      355,721       451,010
    Other                                                                14,394       60,777       26,790        44,890
                                                      ----------     ----------   ----------   ----------   -----------
          Total                                                         693,544    1,002,120      860,624     1,059,296
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4)                  $  397,507        156,965    1,397,805    1,487,789     2,183,478
  Other investment income (Notes 2,4)
                                                      ----------     ----------   ----------   ----------   -----------
          Total increases                                397,507        850,509    2,399,925    2,348,413     3,242,774
                                                      ----------     ----------   ----------   ----------   -----------

DECREASES:
  Distributions to participants (Note 3)                 250,495        856,805    1,098,494      855,041     1,416,779
  Other disbursements                                                     5,434        3,260        2,755         1,116
                                                      ----------     ----------   ----------   ----------   -----------
          Total decreases                                250,495        862,239    1,101,754      857,796     1,417,895
                                                      ----------     ----------   ----------   ----------   -----------

INTERFUND TRANSFERS                                      (93,308)       157,310      212,150      461,593       636,121
                                                      ----------     ----------   ----------   ----------   -----------

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                  53,704        145,580    1,510,321    1,952,210     2,461,000

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                    1,784,101      5,935,682    7,629,495    7,211,826     9,529,678
                                                      ----------     ----------   ----------   ----------   -----------

  End of year                                         $1,837,805     $6,081,262   $9,139,816   $9,164,036   $11,990,678
                                                      ==========     ==========   ==========   ==========   ===========


                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                     -----------------------------------------------------------------

                                                      NB STRATEGIC
                                                      FIXED INCOME        NB TREASURY      TRAVELERS          LOAN
                                                          FUND                FUND          CONTRACT          FUND        TOTAL
INCREASES:
  Contributions (Note 3):
    Employee                                           $  341,786         $  227,164                                    $ 2,525,599
    Employer                                              221,741            416,522                                      2,150,347
    Other                                                   8,756             56,482                                        212,089
                                                       ----------         ----------                                    -----------
          Total                                           572,283            700,168                                      4,888,035
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4,5)                     57,495            360,229                       $  172,775     6,214,043
  Other investment income (Notes 2,4)                                                      $   61,844                        61,844
                                                       ----------         ----------       ----------      ----------   -----------
          Total increases                                 629,778          1,060,397           61,844         172,775    11,163,922
                                                       ----------         ----------       ----------      ----------   -----------

DECREASES:
  Distributions to participants (Note 3)                1,032,802            997,880          186,502         205,731     6,900,529
  Other disbursements                                       1,641              5,943                                         20,149
                                                       ----------         ----------       ----------      ----------   -----------
          Total decreases                               1,034,443          1,003,823          186,502         205,731     6,920,678
                                                       ----------         ----------       ----------      ----------   -----------

INTERFUND TRANSFERS                                       (85,677)          (233,461)      (1,146,713)         91,985
                                                       ----------         ----------       ----------      ----------   -----------

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                 (490,342)          (176,887)      (1,271,371)         59,029     4,243,244

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                     5,554,458          8,117,949        1,271,371       2,293,424    49,327,984
                                                       ----------         ----------       ----------      ----------   -----------

  End of year                                          $5,064,116         $7,941,062       $               $2,352,453   $53,571,228
                                                       ==========         ==========       ==========      ==========   ===========

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                          Supplemental Information by Fund
                                                     -----------------------------------------------------------------------------
                                                       American       NB Short-
                                                      Financial     Intermediate     NB Capital     NB Equity      NB Equity
                                                     Group Stock     Government        Growth         Income         Index
                                                         Fund           Fund            Fund           Fund           Fund
INCREASES:
  Contributions (Note 3):
    Employee                                                         $  390,842      $  523,012    $  467,115      $  498,500
    Employer                                                            311,382         422,654       348,097         425,961
    Other                                                                 1,579          11,402         6,795          14,606
                                                     ----------      ----------      ----------    ----------      ----------
          Total                                                         703,803         957,068       822,007         939,067
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4,5)               $  361,290         736,630       1,676,526     1,599,600       2,574,527
  Other investment income (Notes 2,4)
                                                     ----------      ----------      ----------    ----------      ----------
          Total increases                               361,290       1,440,433       2,633,594     2,421,607       3,513,594
                                                     ----------      ----------      ----------    ----------      ----------
DECREASES:
  Distributions to participants (Note 3)                187,351         895,105         570,222       644,715         869,765
  Other disbursements                                        25           4,621             803         2,870           1,129
                                                     ----------      ----------      ----------    ----------      ----------
          Total decreases                               187,376         899,726         571,025       647,585         870,894
                                                     ----------      ----------      ----------    ----------      ----------
INTERFUND TRANSFERS                                    (203,709)       (254,467)       (216,177)     (218,096)        348,574
                                                     ----------      ----------      ----------    ----------      ----------
INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                (29,795)        286,240       1,846,392     1,555,926       2,991,274

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                                   1,813,896       5,649,442       5,783,103     5,655,900       6,538,404
                                                     ----------      ----------      ----------    ----------      ----------
  End of year                                        $1,784,101      $5,935,682      $7,629,495    $7,211,826      $9,529,678
                                                     ==========      ==========      ==========    ==========      ==========

                                                                           Supplemental Information by Fund
                                                     ------------------------------------------------------------------------
                                                     NB Strategic
                                                     Fixed Income     NB Treasury    Travelers         Loan
                                                         Fund             Fund         Fund            Fund            Total
INCREASES:
  Contributions (Note 3):
    Employee                                          $  378,645      $  263,891                                    $ 2,522,005
    Employer                                             251,153         239,671                                      1,998,918
    Other                                                  8,928             913                                         44,223
                                                      ----------      ----------      ----------    ----------      -----------
          Total                                          638,726         504,475                                      4,565,146
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4,5)                   830,450        473,910                                       8,252,933
  Other investment income (Notes 2,4)                                    61,140       $  102,204                        163,344
                                                      ----------      ----------      ----------    ----------      -----------
          Total increases                              1,469,176       1,039,525         102,204                     12,981,423
                                                      ----------      ----------      ----------    ----------      -----------
DECREASES:
  Distributions to participants (Note 3)                 516,186       1,521,094         197,656    $  272,679        5,674,773
  Other disbursements                                      3,133           5,694                                         18,275
                                                      ----------      ----------      ----------    ----------      -----------
          Total decreases                                519,319       1,526,788         197,656       272,679        5,693,048
                                                      ----------      ----------      ----------    ----------      -----------
INTERFUND TRANSFERS                                      (78,025)        244,033         (23,629)      401,496
                                                      ----------      ----------      ----------    ----------      -----------
INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                 871,832        (243,230)       (119,081)      128,817        7,288,375

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    4,682,626       8,361,179       1,390,452     2,164,607       42,039,609
                                                      ----------      ----------      ----------    ----------      -----------
  End of year                                         $5,554,458      $8,117,949      $1,271,371    $2,293,424      $49,327,984
                                                      ==========      ==========      ==========    ==========      ===========

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Master Defined Contribution Trust ("Master Trust"). The following brief description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The General Cable Corporation Retirement and Savings Plan (the "Plan") is a defined contribution plan of General Cable Corporation (the "Company") consisting primarily of the following components: the Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions (after tax contributions and before tax deferrals); the Retirement Account which accumulates the participant's share of the trust funds attributable to the Company's discretionary contributions allocated to participants based on compensation; Matching Contribution Account which accumulates the participant's share of the trust funds attributable to Company matching contributions; the Retirement Rollover Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits under former retirement plans; and the Pre-Spinoff Account which maintains the participant's share in the trust fund attributable to Company contributions made to plans prior to the spinoff from American Premier Underwriters, Inc. in July 1992.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Generally, employees of the Company or a participating company as defined by the Plan, other than those included in a collective bargaining unit and covered by an agreement between the Company and such unit, are eligible to participate in the Plan upon completion of one year of service. Participation in the Plan is voluntary as to the Savings Account and automatic as to the Matching Contribution and Retirement Accounts.

      Separate participant accounts are maintained and participants can choose from among the following investment funds within the Master Trust except the American Financial Group Stock Fund, which was carried forward from prior plans and is no longer available, and the Travelers Group Flexible Annuity Contract which matured during 1996 and was not renewed.

      The Investment Fund descriptions have been provided by the trustee of the Plan or the plan administrator.

        * AMERICAN FINANCIAL GROUP STOCK FUND - Invests principally in the common stock of American Financial Group.

        * NATIONSBANK SHORT-INTERMEDIATE GOVERNMENT FUND - Invests principally in bonds issued by the U.S. Government, its agencies and instrumentalities. It is structured to have an average weighted maturity of less than five years.

      * NATIONSBANK CAPITAL GROWTH FUND - Invests in stocks which, in the opinion of the fund manager, have superior growth characteristics, selling at reasonable prices, that should outperform the market over time and focuses on companies with both above average growth potential and solid financial statements.

      * NATIONSBANK EQUITY INCOME FUND - Invests in common stocks and convertible securities that together, in the opinion of the fund manager, exhibit a 50% higher current yield relative to the Standard and Poor's 500 Stock Index.

      * NATIONSBANK EQUITY INDEX FUND - Invests principally in stocks included in the Standard and Poor's 500 Stock Index.

      * NATIONSBANK STRATEGIC FIXED INCOME FUND - Invests principally in a mix of investment grade (BBB or better) corporate, government, and mortgage backed securities. It is structured to have an average weighted maturity of 10 years or less.

      * NATIONSBANK TREASURY FUND - Invests in obligations both issued and guaranteed by the U.S. Treasury and repurchase agreements secured by such obligations. Maturities are limited to thirteen months or less.

      * TRAVELERS GROUP FLEXIBLE ANNUITY CONTRACT - Consists of insurance contracts which provide a guaranteed rate of interest for a specified period of time (1996: 7.3%, 1995: 5.9%).

      The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or 100% of the participant's vested Savings Account, Rollover Contribution Account, and Matching Contribution Account, not to exceed $50,000.

      The interest rate on loans outstanding at December 31, 1996 ranges from 7% to 10% and mature from 1997 to 2011. The interest rate on loans outstanding at December 31, 1995 ranged from 9.5% to 10% and matured from 1996 to 2004.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      * Investments are generally valued on the basis of the quoted market value.

      *  Security transactions are recorded on the trade date.

      *  Income from investments is recognized when earned.

      GUARANTEED INVESTMENT CONTRACTS - During 1995, the Plan had invested in a Guaranteed Investment Contract (GIC) with Travelers Group. This contract matured on September 17, 1996. Management estimates the fair value to approximate amortized cost reported in the financial statements at December 31, 1995.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - The Company may elect to make a Retirement Account contribution to Plan participants who have accumulated 1,000 or more service hours for the year. The Retirement Account contribution, which totaled $1,511,861 and $1,608,650 for the years ended December 31, 1996 and 1995, respectively, is determined at the discretion of the Board of Directors. The Retirement Account contribution is allocated to participants based on the participant's total compensation (wages, salaries and other amounts paid for personal services actually rendered, periodic continuation payments, any amounts paid in lieu of unused vacation days, and short-term disability payments).

      Employees who are eligible to participate in the Plan may make a before-tax Savings Account contribution up to 13% of their compensation subject to an overall limitation. The Company may elect to match a percentage of each participant's before tax compensation contribution to the Savings Account. This matching contribution percentage is determined at the discretion of the Board of Directors. Company matching contributions totaled $638,486 and $390,268 for the years ended December 31, 1996 and 1995, respectively. In addition, participants may make unmatched contributions up to 10% of their compensation on an after-tax basis which is also subject to an overall limitation. The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

      VESTING - Participants' contributions are fully vested. The Company's matching contributions are vested based upon completed years of service (as defined by the Plan) as follows:


                                                  Vested
Completed Years of Service                      Percentage
Less than 1                                          0%
1 but less than 2                                   25%
2 but less than 3                                   50%
3 but less than 4                                   75%
4 or more                                          100%


      The Company's contributions to a participant's Retirement Account and pre-spinoff Company Retirement Account contributions included in the prior plan accounts become vested based on their completed years of service (as defined by the Plan) as follows:


                                                  Vested
Completed Years of Service                      Percentage
Less than 3                                          0%
3 but less than 4                                   20%
4 but less than 5                                   40%
5 but less than 6                                   60%
6 but less than 7                                   80%
7 or more                                          100%

      In the event of death, disability, attainment of age 65, or attainment of age 55 and five years of service, Company contributions become fully vested.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution, by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. The distribution is made as soon as practicable after the valuation date following the participant's termination of employment. The valuation date is the last business day of each calendar year or such more frequent dates as the Retirement Plans Administrative Committee may from time to time designate.

      WITHDRAWALS - The portion of a participant's account attributable to participant pre-tax contributions and vested pre-spinoff matching contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. Participant after-tax contributions may be withdrawn up to two times per year once the participant has attained the age of 59-1/2. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan. However, in no event is a participant permitted to withdraw any portion (whether or not vested) of their Retirement Account or their Retirement Rollover Account prior to termination of employment.

      Net assets available for benefits include amounts allocated to accounts of persons who have withdrawn from participation in the Plan of $1,224,039 and $1,222,583 at December 31, 1996 and 1995, respectively.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with NationsBank as trustee. The assets of the various retirement plans of the Company are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                                                                DECEMBER 31,       DECEMBER 31,
NET ASSETS, AT FAIR VALUE                                                           1996               1995
Noninterest-bearing cash                                                                          $       5,094
Corporate common stocks                                                       $    1,837,805          3,055,472
Loans to participants                                                              2,376,341          2,298,743
Value of interest in registered mutual funds                                      50,559,703         44,539,169
Other receivables                                                                    138,402                 18
                                                                               -------------      -------------
Total net assets                                                               $  54,912,251      $  49,898,496
                                                                               =============      =============

                                                                              YEAR ENDED           YEAR ENDED
                                                                              DECEMBER 31,         DECEMBER 31,
CHANGES IN NET ASSETS                                                            1996                 1995
Deposits by participating plans                                              $   5,561,993       $    5,291,476
Withdrawals by participating plans                                              (6,929,470)          (5,920,892)
Increase from investment activities                                              6,381,232            8,411,872
                                                                             -------------        -------------
           Total change in net assets                                            5,013,755            7,782,456
Beginning of year net assets                                                    49,898,496           42,116,040
                                                                             -------------        -------------
End of year net assets                                                       $  54,912,251        $  49,898,496
                                                                             =============        =============
Plan's investment in Master Trust                                            $  53,578,602        $  47,970,089
                                                                             =============        =============
Plan's investment in Master Trust
  as a percent of total                                                              97.87%               98.90%


      Equity in the net earnings of the Master Trust at NationsBank are allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 6, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    CONTRIBUTIONS PAYABLE TO EMPLOYEES

      Due to the Plan failing a nondiscrimination test in the current year, the Plan will remit all excess contributions to employees and all related penalties as determined by the IRS, will be paid independently of the Plan within the subsequent year.

8.    CHANGE IN CONTROL OF PLAN SPONSOR

      During May 1997 the sole shareholder of the Company sold approximately 80% of their ownership interest through an initial public offering of the stock of the Company.

                                  * * * * * *

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD
FOR INVESTMENT (ITEM 27A OF FORM 5500), DECEMBER 31, 1996
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                                  FAIR
LESSOR OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                  COST            VALUE
Participant loans                      292 loans with maturities ranging from
                                       January 1997 to August 2010 and interest
                                       rates ranging from 7% - 10%                          $      -        $2,352,453
                                                                                            =============   ==========


Note: The remaining net assets of the Plan are held in the General Cable Corporation Master Defined Contribution Trust.